14046118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESL Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Chestnut Street
(No and Street)

Rochester	New York	14604-2424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leo Iacobelli 585-336-1321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonadio & Co., LLP
(Name – *if individual, state last, first, middle name*)

171 Sully's Trail	Pittsford	NY	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Leo Iacobelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESL Investment Services, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A. Colla McNinch
Notary Public in the State of New York
MONROE COUNTY
Commission Expires Oct. 29, 2014
#4973616

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*

THE BONADIO GROUP

CPAs, Consultants & More

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

Financial Statements
As of December 31, 2013
Together with
Independent Auditor's Report

Bonadio & Co., LLP
Certified Public Accountants

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

TABLE OF CONTENTS
DECEMBER 31, 2013

	Page
Independent Auditor's Report	i - ii
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Ownership Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5 - 8
Supplementary Information:	
Schedule I	9
Independent Auditor's Report on Internal Control	10 - 11

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

February 10, 2014

To the Managing Committee of
ESL Investment Services, LLC:

Report on the Financial Statements
We have audited the accompanying financial statements of ESL Investment Services, LLC (a wholly-owned subsidiary of ESL Federal Credit Union) (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, ownership equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

(Continued)

ALBANY • BATAVIA • BUFFALO • EAST AURORA • GENEVA • NYC • PERRY • ROCHESTER • RUTLAND, VT • SYRACUSE • UTICA

INDEPENDENT AUDITOR'S REPORT
(Continued)

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ESL Investment Services, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Bonadio & Co., LLP

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
CURRENT ASSETS:	
Cash and equivalents	$ 22,276,799
Other assets	31,236
Total current assets	22,308,035
PROPERTY AND EQUIPMENT, net	25,835
	$ 22,333,870
LIABILITIES AND OWNERSHIP EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 399,907
Total liabilities	399,907
OWNERSHIP EQUITY:	
Capital	1,500,000
Retained earnings	20,433,963
Total ownership equity	21,933,963
	$ 22,333,870

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

COMMISSION REVENUE	$ 6,709,797
OPERATING EXPENSES:	
Salaries, commissions and benefits	3,644,738
Origination and servicing	284,621
General and administrative	245,103
Occupancy	81,168
Professional and outside services	78,879
Depreciation	19,863
Marketing and promotion	1,059
Total operating expenses	4,355,431
OPERATING INCOME	2,354,366
OTHER INCOME:	
Interest income	714
Other	19,819
Total other income	20,533
NET INCOME	$ 2,374,899

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Retained Earnings	Capital	Total
Balance - January 1, 2013	$ 18,059,064	$ 1,500,000	$ 19,559,064
Net income	2,374,899	-	2,374,899
Balance - December 31, 2013	$ 20,433,963	$ 1,500,000	$ 21,933,963

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOW FROM OPERATING ACTIVITIES:	
Net income	$ 2,374,899
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation	19,863
Changes in:	
Other assets	(19,692)
Accounts payable and accrued expenses	38,552
Net cash flow from operating activities	2,413,622
NET CHANGE IN CASH AND EQUIVALENTS	2,413,622
CASH AND EQUIVALENTS - beginning of year	19,863,177
CASH AND EQUIVALENTS - end of year	$ 22,276,799

The accompanying notes are an integral part of these statements.

1. THE ORGANIZATION

ESL Investment Services, LLC (the Company) is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of ESL Federal Credit Union (the Credit Union). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions primarily to Credit Union members.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. It operates under the provisions of subparagraph (k) (2) (i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating provisions of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Equivalents
Cash and equivalents include deposits with the Credit Union, and other highly liquid investments that are readily convertible to cash. Amounts due from these financial institutions exceeded federally insured limits on December 31, 2013. The Company has not experienced any losses related to cash and equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Property and Equipment
Property and equipment are stated at cost and depreciated over useful lives ranging from three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the period of the lease or the estimated life of the property, whichever is shorter.

Commission Revenue
Commission revenue relates primarily to the sale of annuities, mutual funds, and other security products. These products are offered to members through LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Revenues are recorded on a settlement date basis which does not differ materially from a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is not subject to taxes under state or federal laws. The Company's position that it has complied with the requirements to be an LLC is a tax position. At December 31, 2013, management has determined that the Company has no uncertain tax positions.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

Computer equipment	$ 98,702
Leasehold improvements	24,133
	122,835
Less: Accumulated depreciation	(97,000)
	$ 25,835

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2013:

Accrued salaries, commissions and benefits	$ 386,265
Other	13,642
	$ 399,907

5. EMPLOYEE BENEFITS

Defined Benefit Retirement Plan

The Credit Union has a noncontributory defined-benefit retirement plan (the Plan) covering substantially all of its and the Company's employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of Employee Retirement Income Security Act of 1974 (ERISA). The Credit Union allocates a portion of the annual expense to the Company based on headcount. For the year ended December 31, 2013, the Company recognized pension costs of $37,136.

5. EMPLOYEE BENEFITS (Continued)

Defined Contribution Retirement Plan

The Credit Union also sponsors a defined contribution plan that covers substantially all of its and the Company's employees who meet certain age requirements. The Credit Union matches 100% of the first 1% and 50% of the next 5% of participant contributions. The Credit Union allocates a portion of the annual expense to the Company based on relative compensation levels. For the year ended December 31, 2013, the Company recognized defined contribution plan costs of $101,234.

Post-Retirement Insurance Benefit Plan

The Company provides certain medical, healthcare and life insurance benefits to qualifying retirees under a Credit Union benefit plan. These benefits are paid from a trust that was funded with the maximum funding allowed under ERISA. The Credit Union does not expect to make a contribution to the plan during 2014. The Credit Union allocates a portion of the annual expense of the plan to the Company based on headcount. For the year ended December 31, 2013, the Company was allocated expenses of $3,335.

6. RELATED PARTY TRANSACTIONS

Pursuant to agreements between the parties, the Company is charged by the Credit Union for certain expense allocations, including professional and administrative services as well as customer referrals provided by the Credit Union, of $83,428 and the cost of office and branch space of $81,168 for the year ended December 31, 2013.

The Company's qualifying personnel are covered under defined contribution, defined benefit, other benefits, medical, dental, disability and workmen's compensation insurance plans sponsored by the Credit Union. The Credit Union allocates a portion of expense under these plans to the Company based on headcount and compensation. For the year ended December 31, 2013, the Company was allocated costs of $300,148.

The Credit Union also provides other services and pays other expenses on behalf of the Company. The agreements between the parties specify that the Company has no liability to the Credit Union related to any services or expenses other than those described in the preceding paragraph.

At December 31, 2013, the Company had cash balances with the Credit Union in the amount of $21,799,538.

7. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 2, the Company's customers' securities transactions are executed by LPL Financial. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1.

At December 31, 2013, the Company had net capital and net capital requirements of $449,348 and $26,660, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.89 to 1.

No material difference exists between the Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirement from the audit report with the Company's corresponding computations submitted in its most recent unaudited Part IIA filing.

Schedule I

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2013

Total ownership equity from statement of financial condition	$ 21,933,963
Less - accrued liabilities	-
Less - non-allowable assets:	
Cash and equivalents	21,427,544
Property and equipment, net	25,835
Other assets	31,236
Total non-allowable assets	21,484,615
Net capital before haircuts on securities	449,348
Haircuts on money market funds	-
Net capital	$ 449,348
Aggregate indebtedness:	
Total liabilities	$ 399,907
Computation of basic net capital requirement	
Minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 26,660
Net capital in excess of minimum requirement	$ 422,688
Ratio of aggregate indebtedness to net capital	0.89 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2013.

The accompanying notes are an integral part of this schedule.

THE BONADIO GROUP
CPAs, Consultants & More

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17a-5(g)(1)

February 10, 2014

To the Managing Committee of
ESL Investment Services, LLC:

In planning and performing our audit of the financial statements of ESL Investment Services, LLC (a wholly-owned subsidiary of ESL Federal Credit Union) (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

(Continued)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
UNDER SEC RULE 17a-5(g)(1)
(Continued)

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Committee and management of the Company, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

THE BONADIO GROUP

CPAs, Consultants & More

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

Independent Accountant's Report
On Applying Agreed-Upon Procedures

Bonadio & Co., LLP
Certified Public Accountants

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

February 10, 2014

To the Managing Committee of
ESL Investment Services, LLC.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by ESL Investment Services, LLC (the Company), and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067195 FINRA DEC
ESL INVESTMENT SERVICES LLC 12*12
225 CHESTNUT ST
ROCHESTER NY 14604-2426

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,878

B. Less payment made with SIPC-6 filed (exclude interest) (770)

07/30/2013
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,108

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,108

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,108

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ESL Investment Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 30 day of January, 20 14

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Refer to the Independent Accountant's Report on Applying Agreed-Upon Procedures.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,730,331
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,948,876
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,562
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	19,819
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,979,257
2d. SIPC Net Operating Revenues	$ 751,074
2e. General Assessment @ .0025	$ 1,878

(to page 1, line 2.A.)

Refer to the Independent Accountant's Report on Applying Agreed-Upon Procedures.